EXHIBIT 99.4

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

OF THE

2022 ANNUAL MEETING OF SHAREHOLDERS

OF

NEXTSOURCE MATERIALS INC.

TO BE HELD ON

MONDAY, DECEMBER 5, 2022

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NEXTSOURCE MATERIALS INC.

NOTICE OF THE 2022 ANNUAL MEETING OF SHAREHOLDERS

I am pleased to give you notice that the 2022 Annual Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of NextSource Materials Inc. (the “Company”) will be held virtually via Zoom using https://us02web.zoom.us/j/87975678934 on Monday, December 5, 2022 at 10:00 a.m. (Toronto time) for the following purposes:

1.	Receive the financial statements of the Company for the fiscal year ended June 30, 2022 and the Auditors’ Report thereon.
2.

Elect six (6) directors of the Company, each to hold their offices until the next annual meeting of the Shareholders or until their successors have been duly elected and qualified or until the earlier of their resignation, removal, or death.

3.

Approve the re-appointment of MNP LLP, Chartered Professional Accountants, as the Company’s auditors for the fiscal year ending June 30, 2023 and authorize the Board of Directors to fix their remuneration.

4.	Transact other business as may properly come before the Meeting or any adjournments thereof.

The details of the matters to be acted upon at the Meeting are set forth in the accompanying Management Information Circular dated October 12, 2022 (the “Circular”).  The Board of Directors has fixed the close of business on October 14, 2022 at 5:00 p.m. (Toronto time) as the record date for the Meeting. Only Registered Shareholders on the record date are entitled to notice of, and to vote at, the Meeting.

The Company will be using the notice-and-access model provided under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice and Access”) for the delivery of the Circular and other related materials of the Meeting (the “Meeting Materials”) to Shareholders. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a package in the mail containing: (i) information on the Meeting date, location, and purpose; (ii) a form of proxy or voting instruction form so Shareholders can vote their Shares; and (iii) information on how they may electronically access the Meeting Materials. However, the Company will mail paper copies of the Meeting Materials to those Registered and Non-Registered Shareholders who have previously elected to receive paper copies of the Meeting Materials. All the Meeting Materials will be available electronically at https://docs.tsxtrust.com/2084 and on SEDAR at www.sedar.com on or about November 3, 2022 and will remain on the website for one full year thereafter. Meeting Materials are also available on the Company website and are available upon request, without charge, by e‑mail at TMXEInvestorServices@tmx.com, by calling toll-free 1-866-600-5869 or by following the instructions on their form of proxy or voting instruction form.  Requests must be received at least 5 business days prior to the proxy cut-off date.

ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING VOTEPROXYONLINE.COM OR BY RETURNING THE FORM OF PROXY/VOTING INSTRUCTION FORM.

If you hold your Shares directly in your name with the Company’s transfer agent (that is, as a “Registered Shareholder”), the Notice and Access Package has been sent directly to you at the address on file with TSX Trust Company. Registered Shareholders are encouraged to submit your proxy votes online through voteproxyonline.com using the control number that has been provided on the form of proxy/voting instruction form.  Registered Shareholders that have not voted prior to the meeting will be permitted to vote their Shares during the Meeting.

If you hold your Shares in "street name" through a broker, bank, or other nominee (that is, as a “Non-Registered Shareholder”), your broker, bank, or other nominee is the Registered Shareholder and should have received the Notice and Access Package on your behalf. As a Non-Registered Shareholder, you have the right to direct your broker, bank, or other nominee on how to vote your Shares by using the voting instruction form included in the Notice and Access Package, or as otherwise provided to you.  Non-Registered Shareholders that have not voted prior to the meeting will not be permitted to vote their Shares during the Meeting.

All Shareholders that would like to attend the Meeting can join ELECTRONICALLY by logging into the Zoom webcast using https://us02web.zoom.us/j/87975678934. The Meeting can also be accessed by dialing (647) 374-4685 and using the Zoom meeting code 879 7567 8934.  Prior to attending, all attendees MUST request the Zoom meeting PASSCODE to login.  The passcode can be obtained by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and your contact information to info@nextsourcematerials.com at least three (3) business days prior to the Meeting date.

The Meeting may be adjourned without providing further notice other than announcement at the Meeting or any adjournment thereof.  Any matters to be acted upon at the Meeting may be transacted at any such adjourned Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Craig Scherba”
Craig Scherba,
Director, President and Chief Executive Officer

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NEXTSOURCE MATERIALS INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS

INTRODUCTION

This Management Information Circular (the “Circular’’) is provided in connection with the solicitation by or on behalf of management of the Company by the board of directors (the “Board”) of NextSource Materials Inc. (“NextSource” or the “Company’’) of proxies for use at the Annual Meeting of Shareholders to be held on December 5, 2022 (the ‘‘Meeting’’).

Unless otherwise stated, the information contained in this Circular is as of October 14, 2022. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “CAD”.

All references to Shareholders in this Circular and the accompanying Form of Proxy and Notice of Meeting are to shareholders on the record date (as defined in this Circular) unless specifically stated otherwise.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

The Company has engaged the TSX Trust Company, to handle the setup, mailing and tabulation of proxies in relation to the Meeting.

The Company is listed on the Toronto Stock Exchange (“TSX”) in Canada (ticker: NEXT), on the OTCQB in the United States of America (ticker: NSRC) and on the Frankfurt, Germany Stock Exchange (ticker: A1CXW3). Our principal business office is located at 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, Canada M5X 2A2.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; uncertainty due to the Covid-19 Pandemic; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; economic dependence on the Molo Graphite Mine; the Company has a significant shareholder; additional permits and licenses are necessary to complete the development of the Molo Graphite Mine; construction and start-up of new mines and industrial plants; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine and the ability to develop BAF plants; estimates of mineral resources and mineral reserves may not be realized; the Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; the Company does not intend to pay dividends in the foreseeable future; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the Annual Information Form (AIF).

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Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would make the Molo Graphite Mine or the BAF plant economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

VOTING SECURITIES AT THE MEETING AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares. As of the date of this Circular, the Company had 101,872,614 issued and outstanding common shares (each a “Share”).

Shareholders have one vote per Share on each matter to be acted upon at the Meeting.

To the knowledge of the Company, with the exception provided below, as of the date of this Circular, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company:

•

As of the date of this Circular, Vision Blue Resources Limited (“Vision Blue”), is the beneficial owner of 35,214,286 common shares representing 34.6% of the issued and outstanding common shares of the Company. Vision Blue is also the beneficial owner of 23,214,286 common share purchase warrants each exercisable at a price of CAD$1.00 (approximately USD$0.72) until May 19, 2023, of 150,000 stock options each exercisable at a price of CAD$3.60 (approximately USD$2.59) until March 19, 2024, and 15,000 restricted share units vesting on June 30, 2023. If all outstanding warrants, stock options and restricted share units were exercised, Vision Blue would be the beneficial owner of 58,578,572 common shares representing 46.0% of the fully diluted common shares of the Company.

RECORD DATE

The Board of Directors has fixed the close of business on October 14, 2022 at 5:00 p.m. (Toronto time) as the Record Date for the Meeting. Shareholders on the Record Date are entitled to receive this Circular and to vote at the Meeting and at any adjournment or postponement thereof.  A list of the Shareholders entitled to vote at the Meeting will be available at the Meeting and for 10 days prior to the Meeting, for purposes connected to the Meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Toronto time) at the Company’s principal office at 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario, Canada M5X 2A2.

NOTICE AND ACCESS

The Company will be using the notice and access model (“Notice and Access”) provided under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Circular and other related materials of the Meeting (the “Meeting Materials”) to Shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a package (the “Notice and Access Package”) in the mail containing: (i) information on the Meeting date, location and purpose; (ii) a form of proxy or voting instruction form so Shareholders can vote their Shares; and (iii) information on how they may electronically access the Meeting Materials. However, the Company will continue to mail paper copies of the Meeting Materials to those Shareholders who have previously elected to receive paper copies of the Meeting Materials.

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MEETING MATERIALS

All of the Meeting Materials will be available electronically at https://docs.tsxtrust.com/2084 and on SEDAR at www.sedar.com on or about November 3, 2022 and will remain on the website for one full year thereafter. Meeting Materials are also available on the Company website and are available upon request, without charge, by e‑mail at TMXEInvestorServices@tmx.com, by calling toll-free 1-866-600-5869 or by following the instructions on their form of proxy or voting instruction form.  Requests must be received at least 5 business days prior to the proxy cut-off date.

SOLICITATION OF PROXIES

This Circular is being sent to the Shareholders of NextSource in connection with the solicitation by, or on behalf of management of the Company by its Board, in connection with the Meeting to be held on December 5, 2022 at 10:00 a.m. (Toronto time), or at any adjournment or postponement thereof.

The persons named in the enclosed Form of Proxy or Voting Instruction Form are directors and/or officers of the Company (the “Management Proxies”). Shareholders are encouraged to appoint the Management Proxies.

Shareholders have the right to appoint another person or company (who need not be a Shareholder of the Company) other than the Management Proxies designated in the accompanying Form of Proxy or Voting Instruction Form, to represent the Shareholder at the Meeting. The right to appoint proxies may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy or voting instruction form.

The completed proxy can be delivered by voting online through voteproxyonline.com and using the control number provided on the form of proxy/voting information form. The completed proxy can also be delivered to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by December 1, 2022 at 10:00 a.m. (Toronto time).

ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING VOTEPROXYONLINE.COM OR BY RETURNING THE FORM OF PROXY/VOTING INSTRUCTION FORM BY MAIL.

Voting Instructions for Registered Shareholders

If you hold your Shares directly in your name with the Company’s transfer agent (that is, as a “Registered Shareholder”), the Notice and Access Package has been sent directly to you at the address on file with TSX Trust Company.

If you are a Registered Shareholder, you can vote your Shares using any one of the following methods:

1.	In advance via the internet at www.voteproxyonline.com;

2.

In advance by signing and returning the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Shares at the Meeting;

3.	By attending and voting during the Meeting. Shareholders should allow ample time to log into the Meeting and register with the scrutineer.

Registered Shareholders are encouraged to submit your proxy votes online through voteproxyonline.com using the control number that has been provided on the form of proxy/voting instruction form.  You can also complete, date, sign and return the accompanying form of proxy/voting instruction form in the enclosed envelope to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, prior to 10:00 a.m. (Toronto time) on December 1, 2022. Registered Shareholders that have not voted prior to the meeting will be permitted to vote their Shares during the Meeting. The grant of a proxy on the enclosed form of proxy or voting instruction form does not preclude a Registered Shareholder from attending the Meeting or voting in person.

Registered Shareholders that have not already voted online or by proxy will be permitted to vote their Shares during the Meeting by voting when prompted during the Meeting.

Voting Instructions for Non-Registered Shareholders

If you hold your Shares in "street name" through a broker, bank, or other nominee (that is, as a “Non-Registered Shareholder”), your broker, bank, or other nominee is the Registered Shareholder and should have received the Notice and Access Package on your behalf. As a Non-Registered Shareholder, you have the right to direct your broker, bank, or other nominee on how to vote your Shares by using the voting instruction form included in the Notice and Access Package, or as otherwise provided to you.  If you have not received any voting instructions, you are encouraged to contact your broker, bank, or other nominee and provide instructions on how to vote your Shares.

Non-Registered Shareholders that have not voted prior to the meeting will not be permitted to vote their Shares during the Meeting.

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Manner of Voting by Management Proxies

Shares vote by management proxies will be voted at the Meeting in accordance with the instructions contained in the form of proxy or voting instruction form. Your Shares will be voted for or against the Transaction Resolution in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

IF YOU RETURN A SIGNED FORM OF PROXY OR VOTING INSTRUCTION FORM WITHOUT INDICATING YOUR VOTES, YOUR SHARES WILL BE VOTED “FOR” THE TRANSACTION RESOLUTIONS SET FORTH IN THIS CIRCULAR.

Revocability of Proxies

A Registered Shareholder may revoke a proxy at any time prior to your proxy being voted: (i) by delivering to the Company’s President and Chief Executive Officer, prior to the Meeting, a written notice of revocation bearing a later date or time than the proxy; or (ii) by timely delivery of a valid, later dated proxy; or (iii) by electronically attending the Meeting and voting in person. Attendance at the Meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of Registered Shareholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. We do not expect to adjourn the Meeting for a long enough period to require the setting of a new record date.

Voting Cut-Off Date

The proxy cut-off date for Shares to be voted in advance of the Meeting will be December 1, 2022 at 10:00 a.m. (Toronto time).

Solicitation Costs

Proxies are solicited primarily by mail but may also be solicited personally, by telephone or electronically by the regular employees of the Company at nominal costs. The Company will pay the cost of solicitation of proxies on behalf of the Board. In addition to mail, proxy solicitation may be made through other means, including by telephone, electronically, and personal interview by officers, directors, and employees.  The Company does not intend to pay for an intermediary to deliver to Objecting Beneficial Owners, or “OBOs” (within the meaning of such term under NI 54-101, the proxy-related materials and Form 54-101F7), and therefore OBOs will not receive the materials unless their intermediary assumes the costs of delivery. The Company is sending proxy related material to Non-Objecting Beneficial Owners.

ATTENDING THE MEETING

All Shareholders that would like to attend the Meeting can join ELECTRONICALLY by logging into the Zoom webcast using https://us02web.zoom.us/j/87975678934. The Meeting can also be accessed by dialing (647) 374-4685 and using the Zoom meeting code 879 7567 8934.  Prior to attending, all attendees MUST request the Zoom meeting PASSCODE to login.  The passcode can be obtained by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and your contact information to info@nextsourcematerials.com at least three (3) business days prior to the Meeting date.

MEETING QUORUM

The presence in person or by proxy of two persons holding at least ten percent (10%) of the outstanding Shares of the Company constitutes a quorum for the Meeting. There are no cumulative voting rights. The scrutineer who will be appointed for the Meeting will tabulate votes cast by proxy or in person and will determine if a quorum is present.

SHAREHOLDER PROPOSALS

Under the Canada Business Corporations Act, the Company is required to accept shareholder proposals for matters to be acted upon at the meeting 90 to 150 days before the anniversary of our last annual meeting, which was held on December 6, 2021.  As a result, the deadline to receive a shareholder proposal was September 6, 2022 (the “CBCA deadline”).

As at the date hereof, the Company had not received notice of any shareholder proposals in connection with the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2022, together with the auditor’s report thereon, will be presented to the Shareholders at the Meeting. The Company’s audited financial statements and management discussion and analysis (“MD&A”) are on available on SEDAR at www.sedar.com.

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2. ELECTION OF DIRECTORS

Under TSX rules, listed issuers must elect directors annually, elect directors individually and publicly disclose the votes received for the election of each director by news release. The Company’s practice is to hold annual elections for directors and at a meeting of Shareholders called for this purpose. Each director is elected individually, and the Company will disclose the votes each nominee for election receives by way of press release in Canada.

Directors of the Company will hold their offices until the next annual meeting of Shareholders or until their successors have been duly elected and qualified or until the earlier of resignation, removal of office or death. Executive officers of the Company are appointed by the Board to serve until their successors are elected and qualified.

Advance Notice Provision

The Company’s by-laws include an advance notice provision for nominations of directors by Shareholders. A copy of the Company’s advance notice provision is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” section.

As at the date hereof, the Company had not received notice of any director nominations in connection with the Meeting.

Nominees for Election to the Board of Directors

The following table sets forth information relating to the six (6) nominees for election to the Board. There are no family relationships between any director or executive officer of the Company.

Name	Age	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Sir Mick Davis (London, UK)	64	Chair of the Board of Directors	CEO of Vision Blue Resources Limited	March 2021	35,214,286 (7) (34.6%)
Craig Scherba (6) (Black River, Mauritius)	50	Director, and President & Chief Executive Officer		January 2010	419,000 (0.4%)
Brett Whalen (3) (Markham, ON, Canada)	47	Director	Professional investor	July 2020	1,025,000 (1.0%)
Robin Borley (6) (Johannesburg, South Africa)	54	Director, and Chief Operating Officer		December 2013	1,199,563 (1.2%)
Christopher Kruba (3)(4)(5) (Windsor, ON, Canada)	47	Director	Vice-President and Senior Counsel of Nostrum Capital Corporation	December 2020	360,000 (0.4%)
Ian Pearce (3)(6) (Oakville, ON, Canada)	65	Director	Chair of the Board of Directors of Newgold Inc., Northland Power Inc., and Metso Outotec	July 2021	Nil (0.0%)

(1)	Other than Company Position as described by the respective individual.
(2)	The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.
(3)	Ian Pearce, Brett Whalen, and Christopher Kruba are independent directors of the Company.
(4)	The members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce.
(5)	The members of the Governance Committee are Brett Whalen (Chair), Christopher Kruba, and Ian Pearce.
(6)	The members of the Sustainability Committee are Ian Pearce (Chair), Craig Scherba and Robin Borley.
(7)	These represent the Shares owned by Vision Blue Resources Limited.

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Biographies of the Nominees to the Board of Directors of the Company

Sir Mick Davis (London, UK)

Sir Mick Davis has been a director since March 2021.  Sir Mick Davis is a highly successful mining executive credited with building Xstrata Plc into one of the world's largest global diversified mining and metals companies prior to its acquisition by Glencore Plc. Mr. Davis also served as CFO of Billiton Plc, Chairman of Billiton Coal, and as CFO of Eskom. During his career in mining, he has raised over US$40 billion from global capital markets and successfully completed over US$120 billion of corporate transactions, including the creation of the Ingwe Coal Corporation in South Africa; the listing of Billiton on the London Stock Exchange; the merger of BHP and Billiton; as well as numerous transactions at Xstrata culminating in the sale to Glencore Plc. Sir Mick Davis is a Chartered Accountant by profession and holds an honours degree in Commerce from Rhodes University, South Africa and an Honorary Doctorate from Bar Ilan University, Israel.

Craig Scherba, P.Geol. (Black River, Mauritius)

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has been a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high-grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

Robin Borley (Johannesburg, South Africa)

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has been a director since December 2013.  Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects.  In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Brett Whalen (Markham, Canada)

Brett Whalen has been a director since July 2020 and was appointed as Chair of the Board of Directors from July 2020 to March 2021. Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee) and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Christopher Kruba (Windsor, Canada)

Christopher Kruba has been a director since December 2020.  Mr. Kruba is Vice-President and Counsel to Nostrum Capital Corporation and several related corporations that are part of the Toldo Group.  The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa.  In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies.  In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested.  Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999.  Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

Ian Pearce (Toronto, Canada)

Ian Pearce has been a director since July 2021.  Mr. Pearce is a Corporate Director with over 40 years of professional experience in the global metallurgy and mining related industries. Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer and subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc. He has also held senior engineering and project management roles managing numerous significant development projects in the mining extractives sector. Mr. Pearce currently is a Director of New Gold Inc, where he is Chair of the Board, a Director of Metso Outotec Corporation and a Director of Northland Power Inc. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a corporate director.

8

Majority Voting Policy

The Company has adopted a majority voting policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders’ meeting represent less than a majority of the Shares voted and withheld at such meeting, the nominee will submit their resignation promptly after such meeting, for the Governance Committee’s consideration. The Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Governance Committee or Board deliberations relating to the resignation offer. The policy does not apply in circumstances involving a proxy battle or contested director elections.

Recommendation

The Board recommends that Shareholders vote “FOR” the election of each of the nominated directors.

3. APPROVAL OF RE-APPOINTMENT OF MNP LLP AS AUDITORS

General Information

MNP LLP served as auditor for the fiscal year ended June 30, 2022. At the Meeting, the Shareholders will vote to approve the re-appointment of MNP LLP as the Company’s auditors for the fiscal year ending June 30, 2023 and to authorize the Board to fix their remuneration through the following resolution:

NOW THEREFORE BE IT RESOLVED:

1.

The re-appointment of MNP LLP, Chartered Professional Accountants, as the Company’s auditors for the fiscal year ending June 30, 2023 is hereby approved and that the Board of Directors is authorized to fix their remuneration.

If Shareholders fail to ratify the selection, it will be considered as a direction to the Board to consider the selection of a different independent registered public accounting firm for the fiscal year ending June 30, 2023.  Even if the selection is ratified, the Board in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and Shareholders.

Recommendation

The Board recommends that Shareholders vote “FOR” the re-appointment of MNP LLP as the Company’s auditors for the fiscal year ending June 30, 2023 and to authorize the Board to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the notice of Meeting.  Receipt at the Meeting of reports to the Directors and auditors and the Company’s financial statements for its last completed financial year and the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein.  If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

No director or officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year-end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter of business to be acted upon at the Meeting, other than the election of directors of the Company and as may otherwise be set out herein.

STATEMENT OF EXECUTIVE COMPENSATION

Under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and in accordance with Form 51-102F6 – Statement of Executive Compensation, requires the disclosure of certain financial and other information relating to the compensation of (1) the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officer, other than the CEO and CFO, who was serving as an executive officer at the end of financial year ended June 30, 2020 and whose total compensation exceeded CAD$150,000, for that financial year (collectively, “NEO” or the “Named Executive Officers”) and (2) the directors of the Company.

As of the year-ended June 30, 2022, the Company had four individuals that qualified as NEOs: Craig Scherba, President and CEO, Marc Johnson, CFO, Robin Borley, COO, and Brent Nykoliation, EVP.

9

Executive Compensation Discussion and Analysis

The Governance Committee is responsible for designing the executive compensation program and reviews on an annual basis the cash compensation, performance, and overall compensation package for the Named Executive Officers. The Governance Committee then recommends to the Board changes to the base salary and the awarding of annual incentive bonuses and long-term incentives. The Company’s Board then approves any changes to the base salary and the awarding of annual incentive bonuses and long-term incentives.

The key objectives of the executive compensation program are to:

1.	Attract and retain high-caliber executives by offering competitive compensation as compared to peer companies in the mining industry that are comparably sized and at a similar stage of development.
2.	Ensure the compensation programs are fair and reasonable from the perspective of shareholders.

The key elements of the compensation program are:

1.	Competitive cash compensation consisting of base salary and annual bonuses.
2.	Providing an opportunity to participate in the Company’s long-term growth of the Company through the long-term incentive plan, which includes the awarding of stock option and restricted share units.
3.	Perquisites

Base Salary and Annual Bonuses

The base salary and annual bonuses, which include cash bonuses and restricted share units that vest upon achieving specific milestones, are reviewed annually, are reviewed at least annually and changes are made as required.  To ensure base salaries and annual bonuses are competitive relative to other similar positions within the mining industry in Canada, UK and South Africa, industry surveys of such salaries are examined.  Additional considerations include years of experience, the potential contribution which the individual can make towards the success of the Company, the level of responsibility and authority inherent in the job, and the importance of maintaining internal equity within the organization.

The CEO, CFO, COO and EVP will earn cash bonuses linked to the commencement of mining and commissioning of the Molo Mine processing plant.

Long-Term Incentives

The awarding of stock options (exercisable into common shares at a specific exercise price) and restricted share units (convertible into common shares upon achieving certain milestones) are long-term incentives that link the compensation of executive officers with the long-term appreciation of the Company’s share price.  These are also used to encourage executive officers to own and hold the Company’s common shares.

When determining the number of stock options and restricted share units that should be awarded to each executive officer, the following are taken into consideration: the relative position of the individual officer, the future contributions expected to be made by that officer, and the number of stock options and/or restricted share units that were previously granted and/or are currently outstanding.

The CEO, CFO, COO and EVP will earn restricted share units provided they are still employees or consultants of the Company on December 31, 2022, and on June 30, 2023.

Perquisites and Other Compensation

Perquisites such as health benefits and other usual perquisites may be provided for executives.

Summary Compensation Table

The following table is a summary of the compensation paid, directly or indirectly, to the Named Executive Officers of the Company for the three most recently completed financial years ended June 30, 2022. All amounts in the table are reported in USD.

10

Name and Principal Position	Fiscal Year	Salary and Consulting Fees (USD$)	Option-Based Awards (USD$)(1)	Share-Based Awards (RSUs) (USD$)(2)	Non-Equity Incentive Plan Compensation (USD$)(3)	Pension Value (USD$)	All Other Compensation (USD$)(4)	Total Compensation (USD$)
Craig Scherba, CEO, President, and Director (A)	2022	191,829	Nil	33,063	Nil	Nil	Nil	224,892
	2021	187,111	427,293	461,130	20,157	Nil	Nil	1,095,691
	2020	179,603	Nil	Nil	Nil	Nil	2,498	182,101

Marc Johnson, CFO (B)	2022	142,807	Nil	80,450	Nil	Nil	2,278	225,535
	2021	140,673	320,470	219,989	4,068	Nil	1,146	686,346
	2020	134,882	Nil	Nil	Nil	Nil	3,747	138,629

Robin Borley, COO and Director (C)	2022	196,800	Nil	48,861	Nil	Nil	Nil	245,661
	2021	196,800	320,470	398,690	12,094	Nil	Nil	928,054
	2020	196,800	Nil	Nil	Nil	Nil	Nil	196,800

Brent Nykoliation, EVP Corporate Development (D)	2022	142,257	Nil	80,450	Nil	Nil	3,199	225,906
	2021	140,730	320,470	219,989	32,252	Nil	4,030	717,471
	2020	134,882	Nil	Nil	Nil	Nil	3,897	138,779

(A)

Mr. Scherba became the Chief Executive Officer on July 30, 2015. The Company has an employment agreement with Mr. Scherba, who receives salary of CAD$20,000 per month (CAD$22,000 as of July 1, 2022). He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

(B)

Mr. Johnson became the Chief Financial Officer on October 23, 2015. The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month (CAD$16,500 as of July 1, 2022). He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

(C)

The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month (USD$18,000 as of July 1, 2022). He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

(D)

The Company has an employment agreement with Mr. Nykoliation, who receives salary of CAD$15,000 per month (CAD$16,500 as of July 1, 2022). He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

(1)

Represents the fair value of the stock options as calculated using the theoretical Black-Scholes option pricing model on the date of the award. All of the options vested immediately. The stock options only have value to the holder if exercised prior to their respective expiration dates while the options are “in-the-money”. If the stock options expire unexercised, the realized value could be $nil.

(2)

Represents the fair value of restricted share units (RSUs) that are expected to vest on the RSU vesting measurement date based on the intrinsic value of the RSUs on the date of the award. Each RSU entitles the holder to receive common share of the Company prior to, or on, its expiration date subject to achieving a performance or employment milestone. Restricted share units only have value if the milestone is achieved prior to or on the measurement date. If the milestone is not achieved, the realized value could be $nil. For accounting purposes, the fair value is expensed over the vesting period and is subject to remeasurement based on the probability of achieving the milestone and adjustments for potential forfeitures.

(3)	Represents cash bonuses earned during the reporting period.
(4)	Other compensation includes health benefits and other perquisites received during the reporting period.

Value Vested or Earned During the Year

The value vested for option and share based awards pursuant to the Existing Incentive Plans and the value earned for non-equity incentive plans during the year ending June 30, 2022 are as follows:

Name	Option-based awards value vested during the year (USD$)	Share-based awards value vested during the year (USD$)	Non-equity incentive plan compensation value earned during the year (USD$)
Craig Scherba	Nil	Nil	Nil
Marc Johnson	Nil	Nil	Nil
Robin Borley	Nil	Nil	Nil
Brent Nykoliation	Nil	Nil	Nil

Options Exercised During the Year

The following table sets out information on the stock options that were exercised pursuant to the Existing Incentive Plans during the year:

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Share Price on Exercise Date ($)	Notional Proceeds (USD$)
Craig Scherba	215,000	USD$0.66	CAD$2.40	260,058 (1)
Marc Johnson	220,000	USD$0.66	CAD$2.48	280,368 (1)
Robin Borley	220,000	USD$0.66	CAD$2.33	254,628 (1)
Brent Nykoliation	220,000	USD$0.66	CAD$2.30	249,480 (1)

(1)	Based on the closing exchange rate on the respective exercise date.

11

Option-Based Awards Outstanding

As at June 30, 2022, a total of 1,230,000 stock options awarded to Named Executive Officers were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money stock Options (USD$)
Craig Scherba	160,000	CAD$1.00	March 26, 2024	139,776 (1)
	200,000	CAD$3.60	March 19, 2024	Nil

Marc Johnson	140,000	CAD$1.00	March 26, 2024	122,304 (1)
	150,000	CAD$3.60	March 19, 2024	Nil

Robin Borley	140,000	CAD$1.00	March 26, 2024	122,304 (1)
	150,000	CAD$3.60	March 19, 2024	Nil

Brent Nykoliation	140,000	CAD$1.00	March 26, 2024	122,304 (1)
	150,000	CAD$3.60	March 19, 2024	Nil

(1)	Based on a TSX closing price of CAD$2.12 (USD$1.65 using a $0.78 CAD/USD exchange rate) on June 30, 2022 and assuming that all outstanding stock options are exercised.

Share-Based Awards Outstanding

As at June 30, 2022, a total of 200,000 restricted share units awarded to Named Executive Officers were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Shares that have not vested (#)	Value of share-based awards that have not vested (USD$)	Value of share-based awards that have vested not paid out (USD$)(1)
Craig Scherba	50,000	82,500 (1)	Nil
Marc Johnson	50,000	82,500 (1)	Nil
Robin Borley	50,000	82,500 (1)	Nil
Brent Nykoliation	50,000	82,500 (1)	Nil

(1)	Based on a TSX closing price of CAD$2.12 (USD$1.65 using a $0.78 CAD/USD exchange rate) on June 30, 2022 and assuming that all outstanding RSUs are converted.

Termination And Change Of Control Benefits

The following are the material termination and change of control benefits payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director, NEO or was performed by any other party but are services typically provided by a director or NEO.

•

The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$22,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

•

The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$16,500 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

•

The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$18,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

•

The Company has a employment agreement with Mr. Nykoliation, who receives a salary of CAD$16,500 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate, or a triggering event occurs and he elects to terminate.

12

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs upon termination in connection with a change of control in accordance with the above provisions, or upon termination without cause, assuming a triggering event occurs on June 30, 2022.

Name and Principal Position	Severance Period Without / With Change of Control (# of months)	Base Salary per Month (USD$)	Termination Pay Without Change of Control (USD$)	Termination Pay with Change of Control (USD$)
Craig Scherba, CEO, President and Director	18 / 36	17,160 (1)	308,880	617,760
Marc Johnson, CFO	18 / 36	12,870 (1)	231,660	463,320
Robin Borley, COO and Director	18 / 36	18,000	288,000	576,000
Brent Nykoliation, EVP Corporate Development	18 / 36	12,870 (1)	231,660	463,320

(1)	Conversion from CAD to USD using an exchange rate of $0.78 USD per CAD

Director Compensation

The Governance Committee is responsible for designing the director compensation program and reviews on an annual basis the cash compensation, performance, and overall compensation package for the directors. The Governance Committee then recommends to the Board changes to the director fees and the awarding of annual incentive bonuses and long-term incentives. The Company’s Board then approves any changes to the director fees and the awarding of annual incentive bonuses and long-term incentives.

From July 1, 2021 to January 31, 2022, each director that was not a Named Executive Officer was entitled to director fees of CAD$1,250 per month (CAD$15,000 per year) director fee, and the Non- Executive Chairman was entitled to an additional CAD$500 per month (CAD$6,000 per year).

From February 1, 2022 to June 30, 2022, each director that was not a Named Executive Officer was entitled to a CAD$3,333.33 monthly director fee (CAD$40,000 per year), the Non- Executive Chairman was entitled to an additional CAD$2,083.33 monthly fee (CAD$25,000 per year), each committee chair was entitled to receive an additional CAD$8,333.33 monthly fee (CAD$10,000 per year), and the lead director was entitled to an additional CAD$10,000 monthly fee (CAD$10,000 per year).

Directors are entitled to $nil per day for each meeting attended in person, $nil for each meeting attended, the reimbursement for travel and other meeting-related expenses, and perquisites such as health benefits as may be provided for the executive officers,

Directors are entitled to be awarded stock options and restricted share units under the provisions of the LTIP Plan.

There are no other arrangements under which the directors of the Company were compensated by the Company during the most recently completed financial year end for their services in their capacity as directors.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary and Consulting Fees (USD$)(1)	Option-Based Awards (USD$)(2)	Share-Based Awards (RSUs) (USD$)(3)	Non-Equity Incentive Plan Compensation (USD$)(4)	Pension Value (USD$)	All Other Compensation (USD$)(5)	Total Compensation (USD$)
Sir Mick Davis, Non-Executive Chair of the Board (A)	2022	31,027	Nil	Nil	Nil	Nil	Nil	31,027
	2021	4,939	320,470 (6)	Nil	Nil	Nil	Nil	325,409
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brett Whalen, Director (B)	2022	26,623	Nil	Nil	Nil	Nil	5,600	32,223
	2021	12,833	320,470	143,838	Nil	Nil	2,159	477,141
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris Kruba, Director (C)	2022	23,337	Nil	Nil	Nil	Nil	Nil	23,337
	2021	11,689	320,470	143,838	Nil	Nil	Nil	475,997
	2020	6,563	Nil	Nil	Nil	Nil	Nil	6,563
Ian Pearce, Director (D)	2022	22,843	43,050	106,043	Nil	Nil	Nil	171,936
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David McNeely (E)	2022	1,459	Nil	Nil	Nil	Nil	Nil	1,459
	2021	11,689	320,470	143,838	Nil	Nil	Nil	475,997
	2020	6,563	Nil	Nil	Nil	Nil	Nil	6,563
Dean Comand (F)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	6,885	Nil	Nil	Nil	Nil	Nil	6,885
	2020	29,752	Nil	Nil	Nil	Nil	Nil	29,752
John Sanderson (G)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	13,125	Nil	Nil	Nil	Nil	Nil	13,125
Dalton Larson (H)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	11,877	Nil	Nil	Nil	Nil	Nil	11,877
Quentin Yarie (I)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	7,126	Nil	Nil	Nil	Nil	Nil	7,126

13

(A)	Sir Mick Davis became a director and Chair of the Board of Directors on March 15, 2021.
(B)

Brett Whalen became a director on July 17, 2020. He served as Chair of the Board from August 24, 2020 to March 15, 2021. He is Chair of the Governance Committee and a member of the Audit Committee. He was named Lead Director on February 14, 2022.

(C)	Chris Kruba became a director on December 2, 2019. He is Chair of the Audit Committee and a member of the Governance Committee.
(D)	Ian Pearce became a director on July 14, 2021. He is Chair of the Sustainability Committee and a member of the Audit Committee and the Governance Committee.
(E)	David McNeely resigned as a director on July 14, 2021.
(F)	Dean Comand resigned as a director on December 29, 2020. He served as Chair of the Board from January 23, 2020 to August 24, 2020.
(G)	John Sanderson resigned as director on January 23, 2020. He served as Chair of the Board until January 23, 2020.
(H)	Dalton Larson resigned as director on January 23, 2020.
(I)	Quentin Yarie resigned as a director on September 27, 2019.

(1)

From July 1, 2021 to January 31, 2022, each director was entitled to director fees of CAD$1,250 per month (CAD$15,000 per year) director fee, and the Non- Executive Chairman was entitled to an additional CAD$500 per month (CAD$6,000 per year). From February 1, 2022 to June 30, 2022, each director was entitled to a CAD$3,333.33 monthly director fee (CAD$40,000 per year), the Non- Executive Chairman was entitled to an additional CAD$2,083.33 monthly fee (CAD$25,000 per year), each committee chair was entitled to receive an additional CAD$8,333.33 monthly fee (CAD$10,000 per year), and the lead director was entitled to an additional CAD$10,000 monthly fee (CAD$10,000 per year). Prior to June 30, 2021, each director received CAD$2,500 per month (CAD$30,000 per year), received an additional CAD$667 per month (CAD$8,000 per year) if they were a committee chair, and the Chair of the Board received a total of CAD$3,500 per month (CAD$42,000 per year).

(2)

Represents the fair value of the stock options as calculated using the theoretical Black-Scholes option pricing model on the date of the award. All of the options vested immediately. The stock options only have value to the holder if exercised prior to their respective expiration dates while the options are “in-the-money”. If the stock options expire unexercised, the realized value could be $nil.

(3)

Represents the fair value of restricted share units (RSUs) that are expected to vest on the RSU vesting measurement date based on the intrinsic value of the RSUs on the date of the award. Each RSU entitles the holder to receive common share of the Company prior to, or on, its expiration date subject to achieving a performance or employment milestone. Restricted share units only have value if the milestone is achieved prior to or on the measurement date. If the milestone is not achieved, the realized value could be $nil. For accounting purposes, the fair value is expensed over the vesting period and is subject to remeasurement based on the probability of achieving the milestone and adjustments for potential forfeitures.

(4)	Represents cash bonuses earned during the reporting period.
(5)	Other compensation includes health benefits and other perquisites received during the reporting period.
(6)	The stock options were awarded to Vision Blue Resources Limited, a corporation controlled by Sir Mick Davis.

Value Vested or Earned During the Year

The value vested for option and share based awards pursuant to the Existing Incentive Plans and the value earned for non-equity incentive plans during the year ending June 30, 2022 are as follows:

Name	Option-based awards value vested during the year (USD$)	Share-based awards value vested during the year (USD$)	Non-equity incentive plan compensation value earned during the year (USD$)
Sir Mick Davis	Nil	Nil	Nil
Brett Whalen	Nil	Nil	Nil
Chris Kruba	Nil	Nil	Nil
Ian Pearce	Nil	Nil	Nil
David McNeely	Nil	Nil	Nil

14

Option-Based Awards – Outstanding

The following information relating to outstanding option-based awards is disclosed voluntarily and is not required to be disclosed as per NI 51-102.  As at June 30, 2022, a total of 600,000 stock options awarded to directors were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money stock Options (USD$)
Sir Mick Davis (2)	150,000	CAD$3.60	March 19, 2024	Nil (1)
Brett Whalen	150,000	CAD$3.60	March 19, 2024	Nil (1)
Chris Kruba	150,000	CAD$3.60	March 19, 2024	Nil (1)
Ian Pearce	30,000	CAD$2.50	May 11, 2025	Nil (1)

(1)	Based on a TSX closing price of CAD$2.12 (USD$1.65 using a $0.78 CAD/USD exchange rate) on June 30, 2022 and assuming that all outstanding stock options are exercised.
(2)	The stock options were awarded to Vision Blue Resources Limited, a corporation controlled by Sir Mick Davis.

Share-Based Awards Outstanding

The following information relating to outstanding option-based awards is disclosed voluntarily and is not required to be disclosed as per NI 51-102.  As at June 30, 2022, a total of 70,000 restricted share units awarded to directors were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Shares that have not vested (#)	Value of share-based awards that have not vested (USD$)	Value of share-based awards that have vested not paid out (USD$)(1)
Ian Pearce	70,000	115,500 (1)	Nil

(2)	Based on a TSX closing price of CAD$2.12 (USD$1.65 using a $0.78 CAD/USD exchange rate) on June 30, 2022 and assuming that all outstanding RSUs are converted.

Associated Risks

The Governance Committee has considered risks associated with the Company’s compensation policies and practices and has worked with management to establish risk oversight principles.

•

The Company has adopted a policy that prevents executive officers and directors of the Company to purchase financial instruments linked to the Company’s common shares, which could include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly.

•

The Company has adopted an Insider Trading Policy to prevent improper trading and the appearance of improper trading in securities of the Company and any other company in respect of which material undisclosed information is obtained by the Company, and the improper communication of material undisclosed information regarding the Company or such other companies.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the constitution and independence of corporate boards, the function to be performed by boards and their committees and the effectiveness and education of board members.  NI 58-101 requires the disclosure by each reporting issuer of its approach to corporate governance with reference to the guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of conformity.  The following disclosure is provided in accordance with the corporate governance disclosure prescribed by Form 58-101F2 of NI 58-101.

Corporate Governance

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The role of the Board is to oversee the conduct of the Company's business, to set corporate policy and to supervise management, which is responsible to the Board for the day-to-day conduct of business. Material transactions are addressed at the Board level.

The Board discharges five specific responsibilities as part of its stewardship responsibility. These are:

(1)	Strategic Planning: Adopt a strategic planning process and review on an annual basis the strategic plan, which will be executed by management.

(2)	Committees: Establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

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(3)

Oversight of Management: Closely monitor management's performance as measured against the strategic plan through regular reports and meetings with management and approve the compensation of management.

(4)

Risk Management: Identify the principal business risks and review and approve key policies and practices, particularly in the areas of mine development and safety, property acquisitions, mineral reserve and mineral resource estimations, internal control, corporate governance, and risk management and ensure the implementation of appropriate systems to manage those risks.

(5)	Internal Controls: Ensure the integrity of the Company’s internal controls, management information systems and cybersecurity.

The Board is of the view that the Company’s approach to corporate governance is appropriate for its current size and resources but will monitor its approach as it executes its business plans. The Company periodically monitors and refines such practices as the size and scope of its operations increase. The Board regularly reviews, evaluates, and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Company’s governance plan is consistent with legal and stock exchange requirements. The Board remains cognizant to corporate governance issues and seeks to set up structures to ensure the effective discharge of its responsibilities without creating additional costs.

The President and CEO of the Company is a member of the Board, as is usual given the Company’s current size. The Board feels that this is not an impediment to the proper discharge of its responsibilities. Interaction between members of management and the Board, inside and outside Board meetings, ensures that the Board is informed, and the Board members' experience is utilized by management.

Board Mandate

The Board of Directors has developed a written Board of Directors Mandate description. The full text of the Board Mandate is attached to this Circular as “Appendix A” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” section.

Board of Directors

The Board of Directors consists of Sir Mick Davis (Non-Executive Chair), Craig Scherba (CEO), Robin Borley (COO), Brett Whalen, Chris Kruba, and Ian Pearce.  All current directors were elected at the previous Annual Meeting of Shareholders held on December 6, 2021.

Other Directorships

The following directors are presently directors of other companies that are reporting issuers, or the equivalent, in a Canadian or foreign jurisdiction:

1.	Ian Pearce is the Chair of the Board of Directors of Newgold Inc., and is a Director of Northland Power Inc., and Metso Outotec.

Independent Directors

As of the date of this Circular, the following directors are considered “independent directors”: Brett Whalen, Chris Kruba, and Ian Pearce.

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company.  A “material relationship” is defined as a relationship, which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.  Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Independent directors are encouraged to hold unscheduled and informal meetings to discuss issues ahead of regularly scheduled meetings of the Board.

Position Descriptions

The Board of Directors has developed written position descriptions for the Chair of the Board, the Chair of Board committees, and the CEO. These Chairs are required to set the agenda for respective meetings, assign meeting secretaries, call the meetings to proper order, and ensure the meeting agendas are respected and that matters are duly discussed. The written position description for the Chief Executive Officer is reviewed annually.  A copy of the Company’s position descriptions is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” section.

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Board’s Relations with Management

The interaction between Management and Board members, both inside and outside of meetings of the Board, ensures that the Board is properly informed and that the Board members’ experience is brought to bear when needed by management.

The Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure the effective discharge of its responsibilities without creating additional overhead costs or reducing the return on shareholders’ equity.  The Board is committed to ensuring the long-term viability of the Company, as well as the well-being of its consultants and of the communities in which it operates.  The Board has also adopted a policy of permitting individual Directors under appropriate circumstances to engage legal, financial, or other expert advisors at the Company’s expense.

Board of Director Committees

The Company’s Board has the following committees:

Audit Committee

The Audit Committee is described in greater detail in the section titled Audit Committee Information And Oversight.

The Audit Committee consists of Chris Kruba (Chair), Brett Whalen and Ian Pearce.  All members are independent as per the standards of National Instrument 58-101.

The Audit Committee charter is available on the Company’s website at www. http://nextsourcematerials.com under the “Corporate Policies & Governance” section.

Governance Committee

The Governance Committee consists of Brett Whalen (Chair), Chris Kruba and Ian Pearce. All members are independent as per the standards of National Instrument 58-101.

The Governance Committee has (1) responsibilities and authority relating to management and director compensation, and (2) responsibilities and authority relating to director nominations and board governance.

The Governance Committee charter is available on the Company’s website at www. http://nextsourcematerials.com under the “Corporate Policies & Governance” section.

Sustainability Committee

The Sustainability Committee consists of Ian Pearce (Chair), Craig Scherba and Robin Borley.  Only Ian Pearce is independent as per the standards of National Instrument 58-101.

The sustainability committee assists the Board in carrying out its responsibilities relating to health and safety, environmental, and corporate social responsibility policies.

The Sustainability Committee charter is available on the Company’s website at www. http://nextsourcematerials.com under the “Corporate Policies & Governance” section.

Other Committees

The Company has established a Disclosure Committee and formal disclosure policy allowing it to communicate effectively and accurately with its shareholders, other stakeholders, and the public generally through statutory filings and news releases; the shareholders are also given an opportunity to make comments or suggestions at Shareholder meetings; these comments and suggestions are then factored into the Board's decisions.

Director Attendance

The Company does not have a policy requiring members of the Board to attend Annual Meetings of Shareholders, although the Company typically encourages the Board to attend.

Director attendance to Board and committee meetings from July 1, 2021 to June 30, 2022 is set out in the following table with the meetings attended out of the total meetings held while they were directors.  No director attended fewer than 75% of the total number of board and committee meetings.

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Attendance	Board Meetings	Audit Committee	Governance Committee	Sustainability Committee
Sir Mick Davis	6 / 6 (Chair of the Board)	N/A	N/A	N/A
Craig Scherba	6 / 6	N/A	N/A	4/4
Robin Borley	6 / 6	N/A	N/A	4/4
Brett Whalen	6 / 6	4 / 4	4/4 (Committee Chair)	N/A
Chris Kruba	6 / 6	4 / 4 (Committee Chair)	4/4	N/A
Ian Pearce	6 / 6	4 / 4	4/4	4/4 (Committee Chair)

Director Assessments

The Board uses peer reviews to assess, on an annual basis, the effectiveness of the Board as a whole and of each of the individual Directors to determine whether the Board is functioning effectively.

Director Term Limits

The Company has not instituted director term limits or other mechanisms of board renewal.

The Company believes that in considering the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance through annual assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Name	Age	Director Since	Years of Tenure
Craig Scherba	50	January 2010	12.8 years
Robin Borley	54	December 2013	8.9 years
Chris Kruba	47	December 2019	2.8 years
Brett Whalen	47	July 2020	2.3 years
Sir Mick Davis	64	March 2021	1.6 years
Ian Pearce	65	July 2021	1.3 years

Diversity of women and other designated groups on the Board of Directors and in Senior Management

For all annual meetings held on or after January 1, 2020, distributing corporations created under the Canadian Business Corporations Act have to report on the representation of four designated groups on their board of directors and senior management teams, which includes the president, CEO, CFO, VPs in charge of a principal business unit and anyone who performs policy-making functions within the corporation.  The Designated Groups under the Employment Equity Act of Canada are women, indigenous peoples, persons with disabilities or members of visible minorities.

The Company currently has six Board members and four executive officers, none of whom are women (0%), indigenous peoples (0%), persons with disabilities (0%) or members of visible minorities (0%). Following the Meeting and assuming all the nominees for directors are elected, the number of directors in the designated groups will not change.

Representation of Women

The Company shall set annual targets for achieving the representation of at least two women on the board and shall disclose and report on progress towards this target every year in the Company’s annual proxy circular. For each new director vacancy being filled, the Company will require that at the candidate pool include at least 33% women regardless of whether the search is conducted solely by the Company or through an external advisor.

The Governance Committee has been tasked with identifying and nominating a woman as a director although no time frame has been set.

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Senior Management Diversity

Diversity is also an important consideration in determining the composition of the Company's senior management. The Company believes that having individuals in senior leadership positions from diverse backgrounds promotes better innovation, performance, and effective decision-making.

The Governance Committee seeks directors who represent a mix of backgrounds and business experiences that will enhance the quality of the Board’s deliberations and decisions. The Governance Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, character, and behavior qualities in its evaluation of candidates for Board membership.

Targets

	Women		Indigenous Peoples		Persons with Disabilities		Members of Visible Minorities
	Target (% or #)	Time Frame	Target (% or #)	Time Frame	Target (% or #)	Time Frame	Target (% or #)	Time Frame
Board of Directors	2 director	N/A	No target adopted	N/A	No target adopted	N/A	No target adopted	N/A
Senior Management	No target adopted	N/A	No target adopted	N/A	No target adopted	N/A	No target adopted	N/A

Director Orientation and Continuing Education

The Company does not provide a formal orientation and education program for its directors. New directors are given an opportunity to familiarize themselves with the Company by visiting the Company's corporate offices, meeting with other directors, reviewing the rules and regulations of the stock exchanges where the Shares are listed, and reviewing the Company's by-laws and related documents. Directors are invited to speak with the Company's counsel, auditors, and other service providers to become familiar with their legal responsibilities.

Ethical Business Conduct

The Company has instituted certain policies and procedures, including a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to its directors, officers, and employees, including its principal executive officers, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of the Company’s Code of Ethics is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. If the Company makes substantive amendments to the Code of Ethics, the Company will disclose the nature of such amendments or waiver on the Company’s website or in a report within four days of such amendment or waiver.

AUDIT COMMITTEE INFORMATION AND OVERSIGHT

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires that certain information regarding the Audit Committee be included in the management Circular sent to Shareholders in connection with the issuer’s annual meeting.

The Audit Committee carries out its responsibilities under applicable laws, regulations, and stock exchange requirements with respect to the appointment, compensation and retention of the Company’s independent external auditor, and other matters under the authority of the Audit Committee.

The Audit Committee also assists the Board in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the management of financial and non-financial risks, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

The Audit Committee pre-approves all non-audit services to be provided by the external auditor.

Committee Charter

The Board of Directors has developed an Audit Committee Charter. The full text of the Audit Committee Charter is attached to this Circular as “Appendix B” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Meetings

During fiscal 2022, the Audit Committee met four (4) times.

Composition

The members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce.  Each member is independent and is financially literate as per the standards of National Instrument 52-110.

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Relevant Education and Experience

Christopher Kruba is Vice-President and Counsel to Nostrum Capital Corporation and a number of related corporations that are part of the Toldo Group.  The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa.  In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies.  In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested.  Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999.  Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

Brett Whalen has been a director since July 2020 and was appointed as Chair of the Board of Directors from July 2020 until March 2021.  Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee) and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Ian Pearce is a Corporate Director with over 40 years of professional experience in the global metallurgy and mining related industries. Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer and subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc. He has also held senior engineering and project management roles managing numerous significant development projects in the mining extractives sector. Mr. Pearce currently is a Director of New Gold Inc, where he is Chair of the Board, Director of Metso Outotec Corporation and Director of Northland Power Inc. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.

External Auditor Service Fees

MNP LLP served as auditor for the fiscal year ended June 30, 2022.  The Board considers that the work done by MNP LLP is compatible with maintaining MNP LLP as auditor for the next fiscal year. All the work expended by MNP LLP on the audit was attributed to work performed by MNP LLP’s full-time, permanent employees.

During the years ended June 30, 2022 and 2021, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

	Year-ended June 30, 2022	Year-ended June 30, 2021
Audit Fees (1)	$58,422	$46,010
Audit-Related Fees (2)	$23,394	$Nil
Tax Fees (3)	$20,447	$12,412
All Other Fees (4)	$Nil	$Nil

(1): Audit Fees is the aggregate fees in USD billed by the issuer's external auditor during each of the last two fiscal years for audit services.

(2): Audit-Related Fees is the aggregate fees in USD billed during each of the last two fiscal years for assurance and related services by the issuer's external auditor that are reasonably related to the performance of the audit or review of the issuer's financial statements and are not reported under Audit Fees.

(3): Tax Fees is the aggregate fees in USD billed during each of the last two fiscal years for professional services rendered by the issuer's external auditor for tax compliance, tax advice, and tax planning.

(4): All Other Fees is the aggregate fees in USD billed during each of the last two fiscal years for products and services provided by the issuer's external auditor, other than the services reported under.

GOVERNANCE COMMITTEE INFORMATION AND OVERSIGHT

The Governance Committee assists the Board in carrying out its responsibilities relating to executive and director compensation, the nomination of directors, assessment of the performance of directors, and for resolving governance issues.

•	The Governance Committee reviews annually and recommends to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on committees.

•

The Governance Committee reviews annually and recommends to the Board the base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs for the CEO and other executive officers.

The Governance Committee also recommends to the Board criteria for Board membership. In making its recommendation, the Governance Committee considers the aggregate competencies and skills that the Board should possess and the competencies and skills of each current director.

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The Governance Committee seeks to attract and maintain directors with business expertise, and in particular, knowledge of mineral evaluation and development, investment banking, corporate law and finance. Nominations tend to be the result of recruitment efforts by management and directors, which are then presented to the Governance Committee and then to the Board for consideration. The Governance Committee has no specified policy regarding consideration of any director candidates recommended by securityholders, as it believes the most effective recruitment efforts are those led by management and directors.

Committee Charter

The Board of Directors has developed a Governance Committee Charter. The full text of the Governance Committee Charter is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” section.

Meetings

During fiscal 2022, the Governance Committee met four (4) times.

Composition

The Governance Committee consists of Brett Whalen (Chair), Chris Kruba and Ian Pearce. All members are independent as per the standards of National Instrument 58-101.

Relevant Education and Experience

The skills and experience relevant to the members of the Compensation Committee is summarized above for each member under the heading “Biographies of the Nominated Directors of the Company”.

SUSTAINABILITY COMMITTEE INFORMATION AND OVERSIGHT

The Sustainability Committee assists the Board in carrying out its responsibilities relating to health and safety, environmental, and corporate social responsibility (“CSR”) policies (collectively the “Sustainability Policies”) of the Company.

Sustainability Committee Charter

The Board of Directors has developed a Sustainability Committee Charter. The full text of the Sustainability Committee Charter is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” section.

Meetings

During fiscal 2022, the Sustainability Committee met four (4) times.

Composition

The Sustainability Committee consists of Ian Pearce (Chair), Craig Scherba, and Robin Borley. Only Ian Pearce is independent as per the standards of National Instrument 58-101.

Relevant Education and Experience

The skills and experience relevant to the members of the Sustainability Committee is summarized above for each member under the heading “Biographies of the Nominated Directors of the Company”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has three (3) equity compensation plans approved by Shareholders, being a fixed stock option plan (the “2016 Stock Option Plan”), a 10% rolling stock option plan that was approved by Shareholders on December 4, 2018 (the “2018 Stock Option Plan”), and long-term incentive plan that was approved by Shareholders on December 29, 2020 (the “LTIP Plan”) (collectively, the “Existing Option Plans”).

On December 4, 20218, the 2018 Stock Option Plan replaced the 2016 Option Plan as the Company’s primary incentive plan and no further awards have been or shall be granted under the 2016 Stock Option Plan.  On August 19, 2020, the LTIP Plan replaced the 2018 Stock Option Plan as the Company’s primary incentive plan and no further awards have been or shall be granted under the 2018 Stock Option Plan. All stock options issued under the 2016 Stock Option Plan and the 2018 Stock Option Plan that remain outstanding continue to be governed by the terms and conditions of the respective Existing Option Plans.

The following tables provides a summary of securities issued and issuable under all security-based compensation plans of the Company, being the Existing Option Plans, as at June 30, 2022.

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Name and Position	Number of securities to be issued upon exercise of outstanding Options, Warrants, Awards, and Rights(4) (#)	Weighted-average exercise price of outstanding Options, Warrants, Awards and Rights (USD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity Compensation Plans Approved by Shareholders (Existing Option Plans)
	2,180,000 (1)(2)	$1.48 (3)	8,007,261 (4)

Equity Compensation Plans Not Approved by Shareholders
	Nil	Nil	Nil

(1)	This represents 2.1% of the 101,872,614 common shares that were issued and outstanding as at June 30, 2022.
(2)	This consists of a total of 1,910,000 stock options and 270,000 restricted share units. A total of 200,000 stock options are held by former insiders.
(3)	Based on 1,910,000 stock options at a weighted average exercise price of USD$2.17 and 270,000 RSUs at $nil.
(4)	Based on 10% of issued and outstanding common shares.

The following table provides the burn rate under the Existing Option Plans for the three financial years ended June 30, 2022:

Fiscal Year Ended	Burn Rate(1)	Number of Options and Restricted Share Units Granted	Weighted Average Number of Shares Outstanding
Year Ended June 30, 2022	0.0%	100,000	99,204,079
Year Ended June 30, 2021	2.0%	1,300,000	66,654,804
Year Ended June 30, 2020	0.0%	Nil	52,720,606

(1)

Calculated by dividing the number of stock options and restricted share units granted under the Existing Option Plans during the applicable period by the weighted average number of common shares outstanding for the applicable period.

Summary of the Existing Option Plans

The following are summaries of the Existing Option Plans, each of which has been approved by Shareholders.

2016 Stock Option Plan

The purpose of the 2016 Stock Option Plan is to advance the interests of the Company, by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company and upon whose efforts and judgment the success of the Company and its subsidiaries is largely dependent. Eligibility of the 2016 Stock Option Plan includes Employees, Consultants, Officers and Directors of the Company or any subsidiary.

Subject to adjustment in certain circumstances, the Company can issue up to 46,000,000 Options under the 2016 Stock Option Plan.

The Board (or a committee appointed by the Board) administers the 2016 Stock Option Plan. The Board, may designate an exercise price for Options as the prior day closing price on a stock exchange to which the Shares trade.

Subject to the policies of the TSX, the Board may determine the granting of the Options, the exercise price of the Options, and vesting schedule and any terms and conditions attaching to such Options. Options may be issued for a period of up to 10 years and are non-transferrable in the ordinary course. If and for so long as the Shares are listed on the TSX:

(i)

the aggregate number of Shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the 2016 Stock Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Shares of the Company at such time;

(ii)

the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan for issuance to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding Shares at the time of grant, unless the Company has obtained disinterested shareholder approval for such an issuance;

(iii)

the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant;

(iv)

the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan or other share compensation arrangement of the Company for issuance to persons who are employed in investor relations activities during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant; and

(v)	the Board shall, through the establishment of the appropriate procedures, monitor the trading in the securities of the Company by all optionees performing investor relations activities.

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Unless otherwise expressly provided in any option agreement, and subject to any applicable limitations contained in the 2016 Stock Option Plan, the unexercised portion of any Option shall automatically and without notice immediately terminate and become forfeited, null and void at the time of the earliest to occur of the following:

(i)

the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated for any reason other than by reason of (a) cause, (b) the termination of the optionee’s employment with the Company by such optionee following less than 60 days’ prior written notice to the Company of such termination, (c) a mental or physical disability, or (d) death;

(ii)	immediately upon (a) the termination by the Company of the optionee’s employment for cause, or (b) an improper termination;

(iii)

the later of (a) the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated by reason of a mental or physical disability, or (b) one year after the date on which the optionee shall die if such death shall occur during such period;

(iv)	one year after the date of termination of the optionee’s employment by reason of death of the employee; or

(v)

the expiration date of the Option established on the date of grant and set forth in the option agreement. Upon termination of optionee’s employment any Option (or portion thereof) not previously vested or not yet exercisable pursuant to the terms of the 2016 Stock Option Plan shall be immediately cancelled.

Under the terms of the 2016 Stock Option Plan, the Board is permitted to make certain adjustments or modifications to the 2016 Stock Option Plan and any Option that may have been issued under the 2016 Stock Option Plan. Notwithstanding the amendment provisions included in the 2016 Stock Option Plan, the following may not be amended without approval of security holders:

(i)	reduction in the exercise price or purchase price benefiting an insider of the Company;

(ii)	any amendment to remove or to exceed the insider participation limit;

(iii)	an increase to the maximum number of securities issuable, either as a fixed number or a fixed percentage of the listed issuer's outstanding capital represented by such securities; and

(iv)	amendments to an amending provision within a security based compensation arrangement.

The Board may grant stock appreciation rights in tandem with Options that have been or are granted under the 2016 Stock Option Plan. A stock appreciation right shall entitle the holder to receive in cash, with respect to each Share as to which the right is exercised, payment in an amount equal to the excess of the share’s fair market value on the date the right is exercised over its fair market value on the date the right was granted. To date no stock appreciation rights have been granted.

The 2016 Stock Option Plan shall terminate in November 2026.

2018 Stock Option Plan

The principal purposes of the 2018 Stock Option Plan is to secure for the Company and its Shareholders the benefits of incentive inherent in the share ownership by issuing Options to the employees (including part-time employees), directors or officers of the Company or any of its subsidiaries or affiliates, management company employees, consultants, and service providers (“Optionees”) who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for in the 2018 Stock Option Plan aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

The maximum number of Shares available at all times for issuance under the 2018 Stock Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the number of issued and outstanding Shares will result in an increase in the number of Shares issuable under the 2018 Stock Option Plan. The 2018 Stock Option Plan is an “evergreen” plan and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Options issuable under the 2018 Stock Option Plan.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options, being the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant)(the “Market Price”). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.  The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options.

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The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Board at the time of granting the Options provided, however, that the maximum term of any Options awarded under the 2018 Stock Option Plan is ten (10) years from the date of the Option grant.

In the event that the expiry of an Option falls within, or within two (2) days of, a trading blackout period imposed by Company, the expiry date of the Option shall be automatically extended to the tenth business day following the end of the blackout period.

An Optionee will have, in all cases subject to the original Option expiry date and any determination otherwise by the Board:

•	In the event of retirement or resignation, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of the death or disability of an Optionee, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of termination without cause of an Optionee, the Optionee will have 12 months to exercise his or her Options which have vested, but any unvested Options will become void; and
•	In the event of termination with cause, Options shall become void, except as may be set out in the Optionee’s Option commitment or as otherwise determined by the Board in its sole discretion.

In the event of a change of control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

•	Terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;
•

Causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the in-the-money amount, and any Options not so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

•

An Option granted under the 2018 Stock Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one (1) year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Optionee.

For great certainty, and notwithstanding anything else to the contrary contained in the 2018 Stock Option Plan, the Board may, in its sole discretion, in any change of control which may or has occurred, make such arrangements as it deems appropriate for the exercise of issued and outstanding Options including, without limitation, the power to modify the terms of the 2018 Stock Option Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

The grant of Options under the 2018 Stock Option Plan is subject to a restriction such that the number of Shares: (i) issued to insiders of Company, within any one-year period, and (ii) issuable to insiders of Company, at any time, under the 2018 Stock Option Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of Company’s total issued and outstanding Shares, respectively.

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the 2018 Stock Option Plan to the Compensation Committee, or such other committee as the Board may determine from time to time, such committee consisting of no less than two (2) members.

Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

The amendment provisions of the 2018 Stock Option Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the 2018 Stock Option Plan and any Option commitment without Shareholder approval (without limitation):

•	Amendments of a housekeeping nature,
•	Additions or changes to any vesting provisions of an Option,
•	Changes to the termination provisions of an Option or the 2018 Stock Option Plan which do not entail an extensions beyond the original expiry date,
•	Addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the 2018 Stock Option Plan reserves, and
•	Amendments to reflect changes to applicable securities or tax laws.

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However, any of the following amendments require Shareholder approval:

•	Reducing the exercise price of an Option, cancelling and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement,
•	Amending the term of an Option to extend the term beyond its original expiry date,
•	Materially increasing the benefits to the holder of Options who is an insider to the material detriment of Company and the Shareholders,
•

Increasing the number of Shares or maximum percentage of Shares which may be issued pursuant to the 2018 Stock Option Plan (other than by virtue of adjustments permitted under the 2018 Stock Option Plan),

•	Permitting Options to be transferred other than for normal estate settlement purposes,
•	Removing or exceeding of the insider participation limits,
•	Materially modifying the eligibility requirements for participation in the 2018 Stock Option Plan, or
•	Modifying the amending provisions of the 2018 Stock Option Plan.

Long-Term Incentive Plan (LTIP Plan)

The principal purposes of the LTIP Plan is to secure for the Company and its Shareholders the benefits of incentive inherent in the share ownership by issuing stock options (“Options”), restricted share units (“RSUs”) and other securities to the employees (including part-time employees), directors or officers of the Company or any of its subsidiaries or affiliates, management company employees, consultants, and service providers (“Optionees”) who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for in the LTIP Plan aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

The maximum number of Shares available at all times for issuance under the LTIP Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the number of issued and outstanding Shares will result in an increase in the number of Shares issuable under the LTIP Plan. The LTIP Plan is an “evergreen” plan and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised and RSUs are converted, and any expired or cancelled Options and RSUs, shall automatically replenish the number of shares issuable under the LTIP Plan.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options, being the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant)(the “Market Price”). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion. The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options.

The period within which Options may be exercised, the vesting date and the number of Options which may be exercised in any such period are determined by the Board at the time of granting the Options provided, however, that the maximum term of any Options awarded under the LTIP Plan is ten (10) years from the date of the Option grant.

The period within which RSUs may be exercised, the vesting criteria and measurement date, and the number of RSUs which may be exercised in any such period are determined by the Board at the time of awarding the RSUs provided, however, that the maximum term of any RSUs awarded under the LTIP Plan is ten (10) years from the date of the RSU award.

In the event that the expiry of an Option or RSU falls within, or within two (2) days of, a trading blackout period imposed by Company, the expiry date shall be automatically extended to the tenth business day following the end of the blackout period.

An Optionee will have, in all cases subject to the original expiry date and any determination otherwise by the Board:

•	In the event of retirement or resignation, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of the death or disability of an Optionee, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of termination without cause of an Optionee, the Optionee will have 12 months to exercise his or her Options which have vested, but any unvested Options will become void; and
•	In the event of termination with cause, Options shall become void, except as may be set out in the Optionee’s Option commitment or as otherwise determined by the Board in its sole discretion.

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In the event of a change of control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

•	Terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;
•

Causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the in-the-money amount, and any Options not so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

•

An Option granted under the LTIP Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one (1) year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Optionee.

For great certainty, and notwithstanding anything else to the contrary contained in the LTIP Plan, the Board may, in its sole discretion, in any change of control which may or has occurred, make such arrangements as it deems appropriate for the exercise of issued and outstanding Options including, without limitation, the power to modify the terms of the LTIP Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

The grant of Options and RSUs under the LTIP Plan is subject to a restriction such that the number of Shares: (i) issued to insiders of Company, within any one-year period, and (ii) issuable to insiders of Company, at any time, under the LTIP Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of Company’s total issued and outstanding Shares, respectively.

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the LTIP Plan to the Governance Committee, or such other committee as the Board may determine from time to time, such committee consisting of no less than two (2) members.

Options and RSUs are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options and RSUs may only be exercised by the Optionee.

The amendment provisions of the LTIP Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the LTIP Plan and any Option and RSU commitment without Shareholder approval (without limitation):

•	Amendments of a housekeeping nature,
•	Additions or changes to any vesting provisions of an Option or RSU,
•	Changes to the termination provisions of an Option, RSU or the LTIP Plan which do not entail an extensions beyond the original expiry date,
•	Addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the LTIP Plan reserves, and
•	Amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require Shareholder approval:

•	Reducing the exercise price of an Option, cancelling, and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement,
•	Amending the term of an Option to extend the term beyond its original expiry date,
•	Materially increasing the benefits to the holder of Options who is an insider to the material detriment of Company and the Shareholders,
•	Increasing the number of Shares or maximum percentage of Shares which may be issued pursuant to the LTIP Plan (other than by virtue of adjustments permitted under the LTIP Plan),
•	Permitting Options to be transferred other than for normal estate settlement purposes,
•	Removing or exceeding of the insider participation limits,
•	Materially modifying the eligibility requirements for participation in the LTIP Plan, or
•	Modifying the amending provisions of the LTIP Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than as disclosed below, no person who is now, or was at any time since the beginning of the most recently completed financial year of the Company has been, a director, executive officer or senior officer of the Company, or associate thereof, been indebted to the Company, or had indebtedness during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

As of June 30, 2022, a total of $193,471 was receivable in relation to short-term loans to officers related to payroll advances and the exercise of stock options.

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CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No directors, nominee directors, or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, no directors, nominee directors, or executive officers of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Stockholder in deciding whether to vote for a proposed director.

CONFLICTS OF INTEREST

To the best of our knowledge, and other than as disclosed below, there are no known existing or potential conflicts of interest between us and any of our directors, nominee directors, or officers, except that certain of the directors, nominee directors and officers serve as directors and officers of other public and private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of NextSource and their duties as a director or officer of such other companies.

The Non-Executive Chairman, Sir Mick Davis, is also the CEO of Vision Blue, which owns a royalty on the Molo Graphite Mine and on the Green Giant Vanadium Project. Vision Blue was also granted certain other rights in relation to the Investment Agreement announced on February 8, 2021.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, with the exception of what is provided below, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company.

The Non-Executive Chairman, Sir Mick Davis, is also the CEO of Vision Blue, which owns a royalty on the Molo Graphite Mine and on the Green Giant Vanadium Project. Vision Blue was also granted certain other rights in relation to the Investment Agreement announced on February 8, 2021.

STOCK PERFORMANCE GRAPH

The following table and graph compare the total shareholder return for CDN$100 invested in common shares of the Company on against the total shareholder return of the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index from June 30, 2017 to June 30, 2022.

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June 30	2017	2018	2019	2020	2021	2022
NextSource Materials Inc.	$100.00	$153.85	$146.15	$53.85	$406.15	$326.15
S&P/TSX Capped Materials Index	$100.00	$110.51	$109.41	$134.55	$138.80	$130.60
S&P/TSX Composite Index	$100.00	$107.21	$107.90	$102.19	$132.82	$124.23

The NextSource common shares appreciated over 2018 as the market outlook for graphite improved but the share price declined into 2020 due to the broad market declines due to COVID-19. The share price improved significantly in early 2021 based on the announcement of an investment agreement with Vision Blue to fund construction of Phase 1 of the Molo Graphite Mine.  The share price has declined during the past 12 months due to the weight of broad market declines triggered by expectations of high inflation.

ADDITIONAL INFORMATION

Additional information related to the Company, including the Annual Information Form, financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

Shareholders may request copies of such financial statements and MD&A by mailing a request to: NextSource Materials Inc., 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, M5X 2A2.

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APPENDIX “A”

BOARD OF DIRECTORS MANDATE

The Board has the responsibilities and duties as outlined below:

1)	Responsible for the stewardship of the Company.

2)	To oversee the management of the business and affairs of the Company.

3)	To adopt a strategic planning process and review, on an annual basis, a strategic plan for the Company, which takes into account, among other things, the opportunities and risks of the business.

4)

To identify the principal business risks and review and approve key policies and practices, particularly in the areas of mine development and safety, property acquisitions, mineral reserve and mineral resource estimations, internal control, corporate governance and risk management and ensure the implementation of appropriate systems to manage those risks.

5)	To oversee the Company’s organizational structure and succession planning of the Chief Executive Officer.

6)	To review and approve all material transactions.

7)	To provide advice and counsel to the Chief Executive Officer.

8)

To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

9)	To approve the appointment and compensation of executive management and training and monitoring of executive management.

10)	To develop the Company’s approach to corporate governance and its corporate governance principles and guidelines.

11)	To establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

12)	On the recommendation of the Corporate Governance Committee, to appoint directors or recommend nominees for election to the Board at the annual meeting of shareholders.

13)	From its membership, to appoint a non-executive Chair of the Board.

14)	To conduct and act upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

15)	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

16)	To ensure the integrity of the Company’s internal controls, management information systems and cybersecurity.

17)	To review the performance of the Company on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

18)	To perform such duties and approve certain matters as may be required by applicable legislation and regulations, including those of the Ontario Securities Commission and the Toronto Stock Exchange.

19)

To oversee the establishment of processes for accurate, timely and full public disclosure, including the Statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee of the Company.

20)	To ensure that there is an ongoing, appropriate, and effective process in place for ensuring adherence to the Company’s Code of Ethics and Business Conduct.

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APPENDIX “B”

AUDIT COMMITTEE CHARTER

A. Purpose, Responsibilities and Authority

The audit committee (the “Audit Committee”) shall carry out its responsibilities under applicable laws, regulations, and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Audit Committee.

The Audit Committee shall also assist the Board in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the management of financial and non-financial risks, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

In furtherance of this purpose, the Audit Committee shall have the following responsibilities and authority:

(a) External Auditors.

(i) The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review, or attest services for the Company, and shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Audit Committee.

(ii) The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(iii) The Audit Committee shall review the external auditor’s audit plan, including scope, procedures, and timing of the audit.

(iv) The Audit Committee shall pre-approve all non-audit services to be provided by the external auditor.

(v) The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor.

(vi) The Audit Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

(b) Financial Reporting and Internal Controls.

(i) The Audit Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading, or incomplete and that the audit function has been effectively carried out.

(ii) The Audit Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether same should be approved prior to their being publicly disclosed.

(iii) The Audit Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company.

(iv) The Audit Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section (b)(iii) of this Charter, and periodically assess the adequacy of these procedures.

(v) The Audit Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(vi) The Audit Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances.

(vii) The Audit Committee shall establish whistleblowing procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters.

(c) Risk Management

(i) The Audit Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer to review accounting practices, internal controls, management information systems, cybersecurity, auditing matters and such other matters as the Audit Committee deems appropriate.

(ii) The Audit Committee shall inquire of management and the external auditor regarding significant financial and non-financial risks or exposures to which the Company may be subject and shall assess the adequacy of the steps that management has taken to minimize, manage and respond to such risks.

(iii) The Audit Committee shall discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

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(iv) The Audit Committee shall oversee the internal audit functions (as applicable).

(v) The Audit Committee shall exercise oversight with respect to whistleblower and anti-fraud programs and controls.

(vi) The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Audit Committee shall review the availability and or adequacy of insurance coverage for insurable risks.

(viii) The Audit Committee shall review legal and regulatory compliance matters that could have a material impact on the Company’s business, operations or financial statements.

(d) Additional Responsibilities and Authority

(i) The Audit Committee shall have the authority to: (i) to engage independent counsel and other advisors as it determines necessary to carry out its duties, (ii) to set and pay the compensation for any advisors employed by the Audit Committee, and (iii) to communicate directly with the internal (as applicable) and external auditors.

(ii) The Audit Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Audit Committee or Board deems appropriate.

(iii) Conduct an annual performance evaluation of the Audit Committee and identify opportunities for improved effectiveness.

B. Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditor.

C. Structure and Membership

(a) Number and minimum qualifications

The Audit Committee shall consist of a minimum of three persons.

All members of the Audit Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

(b) Independence Requirements

All the members of the Audit Committee shall be “independent” as required for audit committees by National Instrument 52-110 and the rules of the Toronto Stock Exchange.

(c) Financial Literacy

(i) National Instrument 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

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